SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL announces its air traffic results for the first quarter of 2016

São Paulo, May 4, 2016 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC-, Fitch: CCC e Moody’s: Caa1), the largest low-cost and best-fare airline in Latin America hereby announces preliminary air traffic figures for March 2016 and for 2016. Comparisons refer to the same period of 2015.

GOL’s highlights

|           The total volume of departures in the system decreased by 16.6% and 8.2% in March and in 1Q16, respectively. The total number of seats available to the market fell by 16.5% in the month and 8.2% in the quarter.

|           Domestic supply fell by 9.4% in March and 4.0% in 1Q16 compared to the same period in 2015.

|           Domestic demand reduced by 11.5% in March, leading to a load factor of 72.5%. In the quarter, domestic demand fell by 5.9% with load factor of 77.3%, representing a decrease of 1.5 p.p.

|           In the international market, capacity and demand decreased by 19.1% and 9.5% in the month, respectively, leading to a load factor of 77.8% - which represents an increase of 8.3 p.p. In the quarter, capacity and demand in the same market fell by 18.5% and 12.0%, respectively, registering a load factor of 78.4% - an increase of 5.8 p.p.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 68 destinations, 13 international, in South America and the Caribbean, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,192 cities in Brazil and more than 47 countries and 90 foreign destinations through international partnerships. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its air traffic results for the first quarter of 2016

Operating data*	Mar/16	Mar/15	% Var.	1Q16	1Q15	% Var.	Mar/16 LTM	Mar/15 LTM	% Var.
Total System
Departures	22,131	26,530	-16.6%	74,199	80,814	-8.2%	309,287	319,275	-3.1%
Seats	3,693	4,423	-16.5%	12,370	13,479	-8.2%	51,422	53,422	-3.7%
ASK (mm)	3.607	4,040	-10.7%	12,262	13,033	-5.9%	48,971	50,007	-2.1%
RPK (mm)	2,639	2,973	-11.2%	9,497	10,172	-6.6%	37,735	38,717	-2.5%
Load Factor	73.2%	73.6%	-0.4 p.p	77.5%	78.1%	-0.6 p.p	77,1%	77.4%	-0.3 p.p
Pax on board	2,529	3,101	-18.4%	9,043	10,121	-10.7%	37,790	40,042	-5.6%
Domestic
Departures	20.908	25,117	-16.8%	70,275	76,350	-8.0%	292,915	302,015	-3.0%
Seats	3.479	4,174	-16.7%	11,683	12,691	-7.9%	48,562	50,387	-3.6%
ASK (mm)	3.178	3,510	-9.4%	10,856	11,308	-4.0%	42,996	43,606	-1.4%
RPK (mm)	2.305	2,604	-11.5%	8,396	8,920	-5.9%	33,377	34,149	-2.3%
Load Factor	72,5%	74.2%	-1.7 p.p	77.3%	78.9%	-1.6 p.p	77.6%	78.3%	-0.7 p.p
Pax on board	2.361	2,924	-19.3%	8,501	9,542	-10.9%	35,728	37,889	-5.7%
Internacional
Departures	1,223	1,413	-13.4%	3,924	4,464	-12.1%	16,372	17,260	-5.1%
Seats	214	248	-13.7%	687	787	-12.7%	2,860	3,036	-5.8%
ASK (mm)	429	530	-19.1%	1,406	1,725	-18.5%	5,975	6,401	-6.7%
RPK (mm)	334	369	-9.5%	1,102	1,252	-12.0%	4,358	4,568	-4.6%
Load Factor	77.8%	69.5%	8.3 p.p	78.4%	72.6%	5.8 p.p	72.9%	71.4%	1.5 p.p
Pax on board	168	176	-4.6%	522	579	-6.5%	2,062	2,152	-4.2%

*Source: National Civil Aviation Agency (ANAC) and the Company for the current month.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.